Exhibit 12.1

Automatic Data Processing, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	June 30, 2015	June 30, 2014	June 30, 2013	June 30, 2012	June 30, 2011
(In millions, except ratios)
Earnings
Earnings from continuing operations before income taxes	$2,070.7	$1,879.2	$1,710.1	$1,805.3	$1,650.5
Add: Fixed charges	31.7	35.6	39.0	41.2	38.9

Total Earnings as defined	$2,102.4	$1,914.8	$1,749.1	$1,846.5	$1,689.4

Fixed Charges
Interest expense (a)	$6.5	$6.1	$9.1	$7.7	$8.6
Interest component of rental expense (b)	25.2	29.5	29.9	33.5	30.3

Total Fixed Charges	$31.7	$35.6	$39.0	$41.2	$38.9

Ratio of Earnings to Fixed Charges	66.3	53.8	44.9	44.8	43.4

(a)	Interest expense does not include interest expense/(benefit) related to uncertain tax positions of ($2.7) for 2015, ($3.4) for 2014, $0.4 for 2013, $1.2 for 2012, $1.7 for 2011.
(b)	Fixed charges include the portion of rental expense that management believes is representative of the interest component.